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December 2, 2004

VIA EDGAR AND FAX

Mr. Michael Fay

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Re:	Fox Entertainment Group, Inc.
Form 10-K for the year ended June 30, 2004
Form 8-K filed November 3, 2004
Commission File Number 1-14595

Dear Mr. Fay:

We have reviewed the comments of the Staff, as set forth in its letter dated November 18, 2004, with respect to the above-referenced filing. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Fox Entertainment Group, Inc. (the “Company”).

Form 10-K for the Year Ended June 30, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview of Our Business Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming, page 25

Comment:

1.	You disclose here that the transition of local television ratings system to the use of Local People Meters in certain large markets has adversely impacted the ratings of the O&O’s in the markets where the transition has occurred. This appears to be a known trend or uncertainty that has had or that is reasonably expected to have a material unfavorable impact on your advertising revenues, in accordance with Item 303(A)(3)(ii) of Regulation S-K. Please expand to discuss the impacts this has had and is expected to have on the advertising revenue of, or other material impacts on, the operations of your O&O’s.

Response:

As requested, the Company will expand its disclosure on this topic in future filings. The Company proposes to include the following disclosure:

“In April 2004, Nielsen Media Research (“Nielsen”) began to transition the existing local television ratings system to the use of Local People Meters (“LPMs”) in certain large markets. This transition to LPMs has adversely impacted the ratings of the O&Os in the markets where the transition has occurred. The fiscal 2004 transition adversely impacted the revenue of the television segment by less than 1% and the Company anticipates revenue of the television segment could be adversely impacted by 1% to 2% in fiscal 2005.”

Notes to the Consolidated Financial Statements

Note 5. DIRECTV Transaction, page 59

Comment:

2.	We noted that you have adjusted your 34% share of DTV’s results for the six months ended June 30, 2004 to reflect the allocation of the purchase price of DTV. Please reconcile for us the amount of DTV’s reported results for the six months ended June 30, 2004 of a loss of $652.1 million as disclosed in its Form 10-Q for that quarter ended to your share of the amount thereof that you recognize of $54 million. In this regard, please explain to us the effect these adjustments had on your accounting in DTV and the amount of your underlying net assets of DTV. In your explanation, please provide a schedule that presents the components of the difference, the adjustments to these components, and the continuing accounting for the components as adjusted.

Response:

As requested, attached as Exhibit I is a schedule that reconciles the net loss as reported by DTV for the six months ended June 30, 2004 to FEG’s adjusted share of those DTV results. FEG accounts for its investment in DTV under the equity method. As such, its preliminary allocation of excess cost over its share of the underlying net assets of DTV (“Preliminary Purchase Price Allocation”) as well as its accounting treatment for several other transactions, as described below, are applied as if DTV were a consolidated subsidiary in accordance with APB No. 18, paragraph 19(b) and SFAS No. 141. The following commentary describes each significant transaction included in the attached reconciliation, its accounting by DTV, its treatment by FEG in recording FEG’s equity in the results of DTV for the year ended June 30, 2004 and its impact on the Preliminary Purchase Price Allocation together with the continuing accounting for such transactions.

a)	PanAmSat – Divestiture

After a process that formally commenced in February, 2004, DTV announced the signing of a definitive agreement on April 20, 2004 that, subject to the satisfaction of certain customary conditions, provided for the sale of DTV’s approximately 80.4% interest in PanAmSat to an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) for approximately $2.84 billion in cash. DTV recorded a $502 million loss from the discontinued operations of PAS in the six months ended June 30, 20041.

Due to the proximity of the commencement and completion of the PanAmSat sale to the date of FEG’s acquisition of a 34% interest in DTV (“Acquisition Date”), the sales price negotiated with KKR provided appropriate and persuasive evidence of the fair value of PanAmSat as a whole. Under paragraph 34 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” FEG reduced DTV’s carrying value of the net assets of PanAmSat by $495 million in its Preliminary Purchase Price Allocation to reflect PanAmSat at its fair value as of the Acquisition Date. Accordingly, in determining its equity in the results of DTV for the period, FEG eliminated its proportionate share of the impact of the PanAmSat discontinued operations in the amount of $170 million.

The sale of PanAmSat closed on August 20, 2004 and resulted in a purchase price reduction from the initially agreed upon sales price which FEG was required to reflect – see response to Comment 3a) below for this impact. Beyond the purchase price adjustment discussed below and the results of discontinued operations recognized through the date of closing, there is no continuing accounting impact for this component.

b)	Cumulative effect of accounting change for Subscriber Acquisition Costs

Effective January 1, 2004, DTV changed its method of accounting for subscriber acquisition, retention and upgrade costs (“SAC”). Previously, for new DTV subscribers which were acquired by DTV before the Acquisition Date, a portion of these SAC costs were deferred. Subsequent to the Acquisition Date, DTV now expenses all SAC as incurred. As a result of the change, the deferred subscriber acquisition cost balance of $504 million that was included in “Prepaid expenses and other” in DTV’s Consolidated Balance Sheets as of December 31, 2003, and attributable to pre-Acquisition Date subscribers, was expensed by DTV as a cumulative effect of accounting change on January 1, 2004. The amount of the cumulative effect of accounting change recorded by DTV was $311 million, net of taxes.

As the SAC costs were reflected as deferred charges at the Acquisition Date, no ongoing fair value was attributed to this asset by FEG. Accordingly, FEG reduced the carrying value of the net assets of DTV in the Preliminary Purchase Price Allocation by $504 million. In connection with the Preliminary Purchase Price Allocation, FEG has initially allocated a portion of its purchase price to subscriber lists as a finite lived intangible asset

1 See Note 12 to the Consolidated Financial Statements contained in DTV’s Form 10-Q for the period ended June 30, 2004.

which is being amortized over its estimated lives (see response to Comment 2(e) below). Therefore, in determining its equity in the results of DTV for the period, FEG eliminated its proportionate share of the cumulative effect of accounting change in the amount of $106 million.

FEG has, and will continue to record its proportionate share of DTV’s SAC costs in all periods subsequent to the Acquisition Date without adjustment.

c)	Gain on the sale of XM Satellite Radio Holdings, Inc.

In the quarter ended March 31, 2004, DTV sold approximately 15,000,000 shares of XM Satellite Radio Holdings, Inc. (“XM”), resulting in an after-tax gain to DTV of $238 million. FEG, in connection with its Preliminary Purchase Price Allocation, allocated fair value to DTV’s basis in XM of $437 million which was based on XM’s publicly quoted market price on the Acquisition Date. FEG concluded that the fair market value of DTV’s interest in XM at the Acquisition Date was appropriately measured and evidenced by the publicly quoted market price of XM. This fair value adjustment represented an increase to DTV’s original cost basis in XM of $347 million. Therefore, because of its higher basis in XM Satellite, FEG was required to reduce the gain reflected in DTV’s results by $347 million ($213 million after tax) in determining its equity in the results of DTV for the period. This adjustment represented the appreciation in the market value of the XM shares during the period prior to the Acquisition Date. FEG’s 34% share of this after tax reduction was $72 million. As a result of this adjustment, the after-tax gain included in FEG’s results represents only FEG’s share of the appreciation in the XM shares from the Acquisition Date through the date of DTV’s sale of the shares.

The sale of these shares represented DTV’s entire interest in XM. Therefore, there is no continuing accounting for this component.

d)	Settlement of DTV Latin America liabilities in bankruptcy

On March 18, 2003, prior to the Acquisition Date, DTV Latin America LLC (“DLA”), a subsidiary of DTV, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On February 13, 2004, the Bankruptcy Court confirmed DLA’s Plan of Reorganization, which became effective on February 24, 2004. In connection with the Court’s approval of the reorganization plan, DTV recorded a $28 million after-tax gain representing the reduction of outstanding liabilities related to certain pre-Acquisition Date contracts restructured in connection with the completed DLA bankruptcy proceedings. Due to the proximity of the effective date of the restructuring to the Acquisition Date, FEG concluded that the fair value of these contractual liabilities at the Acquisition Date were appropriately measured and evidenced as the amounts confirmed by the Bankruptcy Court. Accordingly, FEG reduced the DTV carrying amount of these liabilities by $45 million to their fair value in the Preliminary Purchase Price Allocation and eliminated the $28 million after-tax gain recognized by DTV in determining its equity in the results of DTV for the period. FEG’s share of this adjustment was $9 million, net of tax. As a result, none of the gain recorded by DTV is included in FEG’s results.

As these liabilities represent fair value, there will be no continuing accounting impact for this component.

e)	Amortization of excess basis

FEG, in connection with its Preliminary Purchase Price Allocation, has identified certain intangible assets with both finite and indefinite lives. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” FEG is amortizing the excess cost allocated to the identifiable intangible assets with finite lives over their estimated useful lives. FEG recorded $29 million of such amortization as a component of its equity in the earnings of DTV for fiscal year 2004.

FEG expects to finalize the Preliminary Purchase Price Allocation in the quarter ended December 31, 2004, and will continue to amortize finite-lived intangibles in future periods.

Comment:

3.	In regard to the above, please explain to us the impact of the adjustments to your share of the results of DTV that you recorded in the quarter ended September 30, 2004 with respect to DTV’s loss on the sale of PanAmSat and impairment charge for the Spaceway program as disclosed in Exhibit 99 to your Form 8-K filed November 3, 2004.

Response:

a)	Loss on the sale of PanAmSat

As noted in 2a) above, DTV recorded an after-tax loss on PanAmSat of $502 million for the period ended June 30, 2004. Under paragraph 34 of SFAS No. 144, FEG used the sales price agreed with KKR as the basis for the fair value allocated to PanAmSat as a whole, in connection with the Preliminary Purchase Price Allocation as of the Acquisition Date.

On August 3, 2004, the primary propulsion system on a PanAmSat satellite experienced an unexpected shutdown that the manufacturer determined was a permanent failure. Under the terms of the agreement for the sale of the DTV’s interest in PanAmSat, the shutdown and permanent failure determination constituted a material adverse change which would have permitted KKR to not consummate the acquisition of PanAmSat.

On August 12, 2004, DTV reached an agreement with KKR relating to the sale of PanAmSat, which included resolving the impact of the failed satellite and other issues. The agreement reduced the purchase price payable to DTV for its interest in PanAmSat by $200 million to approximately $2.6 billion. The sale subsequently closed on August 20, 2004. DTV recorded a $204 million after-tax loss in the quarter ended September 30, 2004 primarily reflecting the incremental loss on the sale of PanAmSat resulting from the sales price reduction2.

The reduction in the sales price was caused by a post-Acquisition Date event – the occurrence of a material adverse change in August 2004. As a result, under paragraph 37 of SFAS No. 144, FEG cannot consider this post-Acquisition Date event in its Preliminary Purchase Price Allocation. Therefore, the additional loss recorded by DTV in the quarter ended September 30, 2004 of $204 million was not adjusted by FEG and, as a result, FEG recorded its proportionate share of this incremental loss in the quarter ended September 30, 2004.

As the August 2004 closing represented the final DTV accounting for PanAmSat, there will be no continuing accounting for PanAmSat after FEG’s quarter ended September 30, 2004

b)	Impairment charge for the SPACEWAY Assets

In its third quarter ended September 30, 2004, DTV recorded a pre-tax charge against income from continuing operations of $1.466 billion under SFAS No. 144 to write-down the historical cost basis of certain long-lived assets related to its SPACEWAY project (the “SPACEWAY Assets”) to their estimated fair value of approximately $393 million. The write-down was triggered by DTV’s decision to formally abandon the SPACEWAY project from their original intended use and repurpose its assets (primarily satellites currently being constructed) for use in DTV’s core satellite television business.

FEG’s Preliminary Purchase Price Allocation reflects the SPACEWAY Assets at their estimated fair value. The Preliminary Purchase Price Allocation is being completed consistent with the requirements of APB No. 18, Paragraph 19(b) and SFAS No. 141. The fair value allocated to the SPACEWAY Assets was determined, in accordance with APB No. 18 and SFAS No. 141, using the DTV business plan for the SPACEWAY Assets as of the Acquisition Date and appropriate risk adjusted discount rates.

FEG’s assessment of fair value included a thorough analysis of the prospects for, and risks associated with, the proposed SPACEWAY business as well as related valuations of the SPACEWAY Assets derived from fairness opinions rendered by several leading investment banks retained by FEG and News Corporation. The resulting fair value of the SPACEWAY Assets, as determined by FEG as of the Acquisition Date, was significantly lower than DTV’s carrying value and FEG’s proportionate share of such fair value as of the Acquisition Date approximated FEG’s proportionate share of DTV’s reduced carrying value of $393 million after the $1.466 billion write-down described above.

[2]	See Note 4 to the Consolidated Financial Statements contained in DTV’s Form 10-Q for the period ended September 30, 2004.

In determining its equity in the results of DTV for the period ended September 30, 2004, FEG therefore eliminated the $1.466 billion charge to write-down the historical cost basis of the SPACEWAY Assets because FEG had independently determined that the fair value, as of the Acquisition Date, of the SPACEWAY Assets for its original intended use was significantly lower than DTV’s carrying value. This adjusted value approximated DTV’s revised carrying value.

During the nine months ended September 30, 2004, DTV capitalized interest of $85 million into the SPACEWAY Assets basis. This interest, had it not been capitalized, would have been reflected as interest expense by DTV. FEG followed DTV’s capitalized interest treatment; however, FEG can only capitalize such interest on the preliminarily allocated asset basis of SPACEWAY as of the Acquisition Date ($393 million) since this is the capitalizable base for FEG.

Using the two different asset bases for FEG and DTV, each would be capitalizing $19 million and $85 million of interest, respectively during the nine months ended September 30, 2004 (both calculated at 100%, pre-tax). Therefore, FEG made an adjustment for the capitalized interest differential and treated the differential as DTV interest expense to be charged to the DTV earnings recorded by FEG. This pre-tax interest differential amounts to $66 million at 100% ($85-$19). FEG’s after-tax proportionate share of this differential is $14 million and has been recorded as a component of its equity earnings in DTV in FEG’s financial statements for the quarter ended September 30, 2004.

As the DTV $1.466 billion write-down of the SPACEWAY Assets adjusts these assets to fair value, there will be no continuing accounting difference for this component.

Note 8. Investments, page 63

Comment:

4.	Please disclose the market value of your investment in The DIRECTV Group in accordance with paragraph 20(b) of APB Opinion No. 18, since a quoted market price of this investment is available.

Response:

As requested, the Company will revise the disclosure in future filings in accordance with the Staff’s request.

Comment:

5.	Within the table for the summarized financial information for your significant equity affiliates and joint ventures accounted for under the equity method, please disclose separately the amounts associated with your investment in The DIRECTV Group, since this investment is individually significant, in accordance with paragraph 20(d) of APB Opinion No. 18.

Response:

As requested, the Company will revise the disclosure in future filings in accordance with the Staff’s request.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,

/s/ Amy Bowerman Freed
Amy Bowerman Freed

Cc:	Mr. Doug Jones, Securities and Exchange Commission
Mr. Jim Campbell, Securities and Exchange Commission
Mr. David F. DeVoe, Fox Entertainment Group
Mr. Arthur M. Siskind, Fox Entertainment Group
Mr. John P. Nallen, Fox Entertainment Group
Mr. Ian M. Eddleston, Ernst & Young, LLP
Mr. Lewis Kramer, Ernst & Young, LLP

Exhibit No. 1 to the Letter Dated December 2, 2004 in response to the SEC comment letter dated November 18th, 2004 regarding Fox Entertainment Group’s Form 10K for the Year Ended June 30, 2004

Results reconciliation for the six months ended June 30, 2004

(US$ Millions)

	DTV’s Results @ 100%	DTV’s Results @ 34%	Response Letter Reference
Net loss reported by the DIRECTV Group (DTV) at 100%	$(652)	$(222)
FEG’s expected 34% share
Adjustments
PanAmSat divestiture	502	170	2a
Cumulative effect of accounting change (SAC)	311	106	2b
Gain on sale of XM Radio	(213)	(72)	2c
DTV Latin America income from settlement of liabilities	(28)	(9)	2d
Other	6	2

Total adjustments before excess cost amortization	578	197

Subtotal	$(74)	(25)

Excess cost amortization expense - estimate		(29)	2e

FEG’s reported loss for its share of DTV’s results		$(54)